UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-33034

CUSIP NUMBER
NOTIFICATION OF LATE FILING	356390104

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2021

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Freedom Holding Corp.
Full Name of Registrant
n/a
Former Name if Applicable
“Esentai Tower” BC, Floor 7, 77/7 Al Farabi Ave
Address of Principal Executive Office (Street and Number)
Almaty, Kazakhstan 050040
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-K was not timely filed because of delays in the electronic filing process that resulted in the report filing not being accepted by the Securities and Exchange Commission’s Edgar filing system until after the 5:30 pm Eastern time filing deadline. The annual report on Form 10-K will be filed immediately following the filing of this Form 12b-25, which will be within fifteen calendar days of the date the original report was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Evgeniy Ler	+7 727	311-1064
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended March 31, 2021, Freedom Holding Corp. (the “Company”) expects to realize net income of approximately $142.9 million and basic and diluted earnings per share of approximately $2.45, compared to net income of approximately $22.1 million and basic and diluted earnings per share of $0.38 during the year ended March 31, 2020.

Special Note About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding that the Company expects to file its quarterly report on Form 10-Q on or before the fifth calendar day following its prescribed due date, expected results of operations and the events that led to such results. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Company “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” and similar expressions, including the negatives of these terms. The Company’s actual results could differ materially from the results contemplated by these forward-looking statements and are subject to a number of risks, uncertainties, estimates and assumptions that may cause actual results to differ materially from current expectations. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Freedom Holding Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2021		By:	/s/ Evgeniy Ler
Evgeniy Ler
Chief Financial Officer